Amy M. Trombly, Esq.                                 amy@tromblybusinesslaw.com



April 19, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

        Attn:   Mr. Mark P. Shuman

        Re:     On the Go Healthcare, Inc.
                Amendment No. 2 to Registration Statement on Form SB-2/A Filed on March 20, 2007
                File No. 333-140005

Dear Mr. Shuman:

I am securities counsel for On The Go Healthcare, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to Registration Statement on Form SB-2/A.

Amendment No. 3 to Registration Statement on Form SB-2/A contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letters dated April 9, 2007.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.  We note your response to comment 2 of our letter dated
            March 8, 2007. The resale offering to be conducted by Mr. Turk covers a very large number of shares relative to the shares outstanding and the number of shares owned by non-affiliates.
            The offering by Mr. Turk appears to be an indirect primary offering of equity securities by or on behalf of the registrant. Because you do not qualify to conduct a primary offering "at the market" under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within paragraph (a)(1)(i) of Rule 415. Alternatively, revise to provide that al offers and sales by Mr. Turk will be made at a disclosed fixed price for the duration of the offering and resales will be made on a prompt and continuous basis.


Response 1. The Company respectfully notifies the Staff that, as of
            April 16, 2007, the Company had 46,966,779 shares of common stock outstanding. Mr. Turk is registering 11,080,334 shares of common stock in his name and 11,833,400 shares of common stock in the name of The Cellular Connection, an entity that he controls, which currently represents 49% of the outstanding shares.

            The Company does not believe, however, that this percentage accurately reflects the number of shares Mr. Turk seeks to register relative to the number of shares outstanding. We are registering the shares of common stock Mr. Turk will receive if he exercises all of his options and converts all of his shares of Series A Preferred Stock. Once Mr. Turk converts these securities, the Company will have 69,880,513 shares outstanding and the shares the Company is registering will represent 32.8% of the outstanding shares. The Company believes that the registration of 32.8% of the outstanding shares is not an indirect primary offering on behalf of the registrant.

Comment 2.  We note your response to comment 5 of our letter dated
            March 8, 2007. We continue to believe that the description of prior transactions with Dutchess is incomplete as it relates to a description of the historical stock issuances under the prior equity lines and similar arrangements, as well as the per share price of the shares as of the time of each such issuance. For example, the discussion of the February 27, 2004 equity line arrangement does not appear to include an indication of the number of shares issued under that arrangement, the dates of issuance or the stock prices at the time of issuance. Per the request contained in our previous comment, for ease of use, this information should be presented in a tabular format.

Response 2. The Company has complied with the Staff's comment with a table indicating the number of shares issued under the February 27, 2004 Equity Line of Credit Agreement, the dates of issuance, the stock price at the time of issuance and the price on the put date.
            The table is located on page 18 and 19 in the "Selling Security Holders" section of the Registration Statement.

Comment 3.  We cannot locate your revisions in response to comment 6 of our letter March 8, 2007 and we reissue the comment. Please revise to include a tabular presentation of the number of shares issued with respect to each draw, the date of issuance and the prices at which the stock was trading when each issuance occurred.

Response 3. The Company has complied with the Staff's comment.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                        Regards,


                                        /s/ Amy M. Trombly
                                        ---------------------
                                        Amy M. Trombly
                                        Counsel for On The Go Healthcare, Inc.



cc:     On The Go Healthcare, Inc.